July 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alexandra Barone
Larry Spirgel

Re:	Arqit Quantum Inc.
Amendment No. 2 to Registration Statement on Form F-4, Filed July 26, 2021
File No. 333-256591

Dear Ms. Barone and Mr. Spirgel:

On behalf of our client, Arqit Quantum Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form F-4 filed on July 26, 2021 (the “Registration Statement”), contained in the Staff’s letter dated July 27, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to its Registration Statement on Form F-4 (“Amendment No. 3”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3. For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto.

Registration Statement on Form F-4

Beneficial Ownership of Securities, page 219

1.	Please indicate whether each of D2BW Limited and The Evolution Technology Fund II, SCSp. is directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. If so, briefly describe the nature of such control, including the amount and proportion of capital held giving a right to vote.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 219 and 220 of Amendment No. 3.

United States Securities and Exchange Commission

July 29, 2021

Please do not hesitate to contact Elliott Smith at +1 212 819 7644 or Monica Holden at +44 7850 710805 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc: David Williams, Arqit Quantum Inc.

2